Supplementary Material for Financial Results for the
                 12 months ended March 31, 2006 (Unconsolidated)

                                                                    [Japan GAAP]
                                                                    ------------


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                                 FY 2003             FY 2004             FY 2005             FY 2006         FY 2007 Prospects
                            6 mos.   12 mos.    6 mos.    12 mos.   6 mos.   12 mos.    6 mos.   12 mos.    6 mos.    12 mos.
                             ended     ended     ended     ended     ended     ended     ended     ended    ending     ending
                          Sep. 30, March 31,  Sep. 30, March 31,   Sep.30, March 31,   Sep.30, March 31,   Sep.30,  March 31,
                              2002      2003      2003      2004      2004      2005      2005      2006      2006     2007
------------------------------------------------------------------------------------------------------------------------------
Vehicle Production
(thousands of units)         1,676     3,513     1,682     3,558     1,802     3,749     1,798     3,863     2,000      4,100
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Vehicle Sales
  (thousands of units)       1,691     3,559     1,720     3,625     1,805     3,787     1,808     3,895     2,000      4,130
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  Japan                        800     1,724       830     1,765       838     1,805       806     1,769       820      1,780
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  Exports                      891     1,835       890     1,860       967     1,982     1,002     2,126     1,180      2,350
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    North America              414       841       398       811       412       864       470     1,053       660      1,270
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        Europe                 182       392       198       419       197       420       167       352       140        350
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         Asia                   80       165        71       151        82       151        66       122        60        120
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    Latin America               34        71        28        61        38        78        46        82        50         90
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       Oceania                  71       137        78       158        89       164        85       160        90        170
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        Others                 110       229       117       260       149       305       168       357       180        350
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Net Sales
  (billions of yen)        4,204.7   8,739.3   4,302.1   8,963.7   4,459.7   9,218.3   4,664.0  10,191.8   5,200.0   11,000.0
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        Japan              1,607.3   3,438.4   1,667.5   3,593.1   1,723.0   3,654.9   1,671.7   3,679.8
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       Exports             2,597.4   5,300.8   2,634.5   5,370.5   2,736.7   5,563.4   2,992.2   6,511.9
------------------------------------------------------------------------------------------------------------------------------
Operating Income
  (billions of yen)          471.3     861.3     459.1     833.7     392.3     701.3     297.6     847.9     370.0      880.0
    (Operating
     Income Ratio)
      (%)                (    11.2)(     9.9)(    10.7)(     9.3)(     8.8)(     7.6)(     6.4)(     8.3)(     7.1)(      8.0)
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Ordinary Income
  (billions of yen)          481.7     892.6     510.5     915.7     442.3     856.2     416.6   1,104.7     560.0    1,230.0
    (Ordinary
      Income Ratio)
       (%)               (    11.5)(    10.2)(    11.9)(    10.2)(     9.9)(     9.3)(     8.9)(    10.8)(    10.8)(     11.2)
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Net Income
  (billions of yen)          382.2     634.0     338.0     581.4     263.7     529.3     283.6     765.9     380.0      850.0
    (Net Income
      Ratio) (%)         (     9.1)(     7.3)(     7.9)(     6.5)(     5.9)(     5.7)(     6.1)(     7.5)(     7.3)(      7.7)
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Shareholders Return
------------------------------------------------------------------------------------------------------------------------------
    Dividend Payout
     (billions of yen)        56.8     125.8      67.9     151.2      82.0     212.7     113.8     292.1
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      Dividend Per
        Share (yen)             16        36        20        45        25        65        35        90
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      Payout Ratio (%)        14.9      19.8      20.1      26.0      31.1      40.5      40.2      38.3
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    Value of shares
    canceled (billions
      of yen)                143.0     143.0         -         -         -         -         -         -
------------------------------------------------------------------------------------------------------------------------------
    Shareholder
      Return (%)              52.3      42.4      20.1      26.0      31.1      40.5      40.2      38.3                      (Note
------------------------------------------------------------------------------------------------------------------------------   6)
    Value of shares
      repurchased
     (billions of yen)       163.3     453.4     161.7     398.8     208.4     266.2      61.7     133.6
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Number of Outstanding
  Shares (thousands)     3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997
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Number of Employees         66,874    65,551    66,099    65,346    64,408    64,237    65,994    65,798                      (Note
------------------------------------------------------------------------------------------------------------------------------   2)


(Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY - 1st Half , 4Q = 2nd Half - 3Q (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4)  Excluding financial subsidiaries
(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
(Note 6)  Calculation:  (Dividend payout + Value of shares canceled)/Net income



Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.